FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 2, 2006
2.	Press release dated February 8, 2006
3.	Press release dated February 14, 2006
4.	Press release dated February 14, 2006
5.	Press release dated February 14, 2006
6.	Press release dated February 15, 2006
7.	Press release dated February 20, 2006
8.	Press release dated February 21, 2006
9.	Press release dated February 23, 2006
10.	Press release dated February 23, 2006
11.	Press release dated February 27, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 28, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

02 February 2006

ARM Cortex-A8 Processor Selected As Best In 2005 By Microprocessor Report

What: The ARM® Cortex™-A8 processor was recognized as the Microprocessor Report Analysts’ Choice Award for Best Processor-IP Core of 2005.

In-Stat’s technology analysts, the team behind Microprocessor Report, announced the winners on Monday for the seventh annual Analysts’ Choice Awards, recognizing excellence in technology innovation, design and implementation.

The Cortex-A8 processor was selected as the best processor-IP core of 2005 because it surpassed all other embedded-processor cores by carefully balancing high throughput with power efficiency. The processor is designed to enrich mobile phones and other portable devices with the kinds of applications that formerly required a power-hungry PC.

Where: For more Microprocessor Report’s Analysts’ Choice Awards please visit: http://www.mdronline.com/mpr/

Who: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Nandita Geerdink	Michelle Spencer
Text 100	ARM
415 593 8457	+44 1628 427780
naarm@text100.co.uk	michelle.spencer@arm.com

Item 2

08 February 2006

ARM and Handshake Solutions Announce Availability Of Industry’s First Clockless Processor For Real-Time Chip Designs

New ARM processor developed with Philips Handshake Solutions offers low-power, clockless technology

CAMBRIDGE, UK AND EINDHOVEN, THE NETHERLANDS – Feb. 8, 2006 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] and Handshake Solutions, a line of business of Royal Philips Electronics, today announced the new ARM996HS™ processor using Handshake Solutions’ unique clockless IC design technology. The compact, clockless ARM996HS processor is an ideal solution for automotive, medical and deeply embedded control applications because of its extremely low power consumption and low Electro Magnetic Interference (EMI). The ARM996HS processor is the industry’s first licensable clockless processor and directly addresses the needs of design engineers for technology optimized for robust and real-time chip designs.

The ARM996HS processor utilizes Handshake Solutions’ technology, a production-proven methodology for implementing self-timed circuitry which has been used in hundreds of millions of chips for smart cards, advanced pagers, in-vehicle network transceivers, and cordless handsets. By leveraging this low EME technology, the ARM996HS processor can address the market need for very low EMI to reduce packaging and shielding costs. Additionally, the processor can be used in applications that require low current consumption and an extended battery life while maintaining real-time application responsiveness and a small footprint.

“ARM has established itself as the leading vendor of low-power embedded processor cores,” said Tom Halfhill, senior analyst for In-Stat’s Microprocessor Report. “Anything that further slices the power consumption of ARM® processors by a significant amount will strengthen the company’s leadership position and fend off competition. In addition, significantly reducing EMI will make ARM processors even more compelling for mobile communications devices and CAN (Control Area Network) devices in automobiles, aircraft, and industrial equipment.”

By removing the clock and associated architecture of standard ICs, clockless designs offer significant reductions in power consumption and EMI enabling designers to squeeze more functionality into limited power budgets. Handshake Solutions offers an extremely disciplined design methodology that delivers the unique benefits of clockless design within a commercially available design environment. The methodology is supported by easy-to-use and thoroughly field-tested tools, design services, and standard IP blocks from Handshake Solutions

“Handshake Solutions has collaborated with ARM to provide the design community with a new type of low-power processor with very low EMI,” said Wouter Van Roost, chief executive officer, Handshake Solutions. “Applying Handshake Technology to the industry-leading ARM architecture will extend the range of end products that can benefit from running on an ARM processor.”

“ARM is committed to providing low-power processor solutions and has extended this dedication by also addressing lower EMI through our partnership with Handshake Solutions,” said John Cornish, VP of Marketing, Processor Division, ARM. “Now we can provide our Partners with the first commercially-available clockless processor that is very reliable over a wide range of conditions, maintaining real-time responsiveness while also extending battery life for applications in automotive, medical and deeply embedded consumer devices.”

“As long-time users of Handshake Technology, we recognize its potential to become a key ingredient for automotive microcontrollers, addressing important automotive requirements such as robustness, low power and low EMI,” said Harry Inia, general manager, Business Line Automotive, and vice president, Philips Semiconductors.

The new ARM996HS processor is optimized for use in both synchronous (clocked) and asynchronous (clockless) system-on-chip designs, enabling easy integration by ARM semiconductor Partners. Engineers can easily design in the new processor using standard cell libraries such as the ARM Metro family for low power, and their existing EDA tools, for lower costs and shorter design cycles. The key benefits of the processor include low EMI, reducing the probability of interfering with sensitive circuitry; low current peaks, enabling easier integration with analog components; and low power consumption, reducing system power requirements. Because clockless processors consume zero dynamic power when there is no activity, they can significantly extend battery life.

ARM has long recognized the potential of clockless IC design and has supported the Amulet project led by Professor Steve Furber at Manchester University.

Availability, Physical IP and Software Tools Support
The ARM996HS processor is immediately available for licensing from ARM. The ARM Metro™ standard cell library is available for low-power implementations along with the ARM Advantage™ library for high-performance implementations. The ARM996HS processor will be supported by the ARM RealView® DEVELOP family of tools, a complete solution including the powerful RealView Development Suite, and high-performance RealView ICE and RealView Trace capture units. Licensees can also design their own additional, self-timed logic by licensing the Handshake Technology tools directly from Handshake Solutions. More information on Handshake Solutions can be found at www.handshakesolutions.com.

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,200 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. ARM966HS, ARM9, Metro and Advantage are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

For media enquiries only, please contact:

Hans Driessen
Philips - Handshake Solutions
Public Relations Department
Tel.: +31.40.2746692
Fax: +31.40.2744947
E-mail: hans.driessen@philips.com

Item 3

14 February 2006

ARM Powered® Freescale MXC91321 Wins MPR Award

What: The ARM Powered MXC91321 chip from Freescale Semiconductor has been awarded the Microprocessor Report (MPR) Analysts’ Choice Award for Best Applications Processor 2005. The MXC91321, which is aimed at wireless handheld applications, features an ARM1136JF-S™ processor employed as the applications processor.

The ARM1136JF-S based processor’s success follows the success of the ARM Cortex-A8 processor being awarded the MPR Analysts Award for Best Processor-IP Core of 2005 (see http://www.arm.com/news/11952.html)

Where: For more Microprocessor Report Analysts’ Choice Awards please visit: http://www.mdronline.com/mpr/

Who: ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 996 4141

Nandita Geerdink	Michelle Spencer
Text 100	ARM
415 593 8457	+44 1628 427780
naarm@text100.co.uk	michelle.spencer@arm.com

Item 4

14 February 2006

ARM Announces Availability of Mobile Consumer DRM Software Solutions Based on ARM TrustZoneTechnology

CAMBRIDGE, UK – Feb.14, 2006– ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced at the 3GSM World Congress, Barcelona, that ARM, Obigo and Philips Software will demonstrate Open Mobile Alliance (OMA) technology-compliant DRM features based on the ARM® TrustZone® Software framework in upcoming mobile software offerings.

The TrustZone Software API provides a common framework for secure application and device developers, reducing porting costs and enabling greater compatibility across multiple platforms.This extends Philips’ and Obigo’s leading-edge security and media content capabilities for manufacturers of mobile and portable equipment with support for the ARM TrustZone technology.

TheTrustZone technology is specifically targeted at securing a range of embedded and consumer products such as mobile phones, PDAs and set-top boxes, including those devices running open Operating Systems (OS), such as Linux, Symbian OS and Windows CE. It ensures reliable implementation of security critical applications and services such as network virus protection, VPNs and DRM at the semiconductor and software level.

“By integrating the ARM TrustZone technology with our innovative software solutions together with the Obigo® Application Suite, mobile consumer device manufacturers, mobile operators, service and content providers canmeet DRM guidelines and protect their investment and revenue,” saidCees Geel, CEO of Philips Software. “The flow of content between personal media devices and PCs continues to increase and adding the support for ARM technology to our DRM products will offer the industry a simple and secure solution to ensure that consumers can access content easily on any device under control of DRM.”

“Having Philips Software solutions in our portfolio is part of our strategy to incorporate diversity in our product offering, thereby giving our customers more choices and customization options,” said Joakim Nydemark, managing director of Obigo AB. “Our customers will benefit from a shorter time-to-market and lower risk, and consumers will be rewarded with a simplified user experience of trusted content strengthened by the TrustZone Software technology. We have welcomed this opportunity to work with innovators like Philips Software and ARM.”

“The Obigo Q05A product suite includes Philips’ support of our TrustZone technology in its LifeVibes™ Trust 2.1 OMA DRM V2 product.There is a strong commitment from the three companies to deliver one of the best and most secure digital entertainment experiences for consumers,” saidLance Howarth, general manager, Embedded Software, ARM. “The combination of ARM TrustZone technology and Philips mobile DRM software provides the basis for a highly-robust security system, with minimal impact to the power consumption, performance and size, for a wide range of mobile consumer electronics products.”

Availability
TrustZone Software is available for licensing from ARM. TrustZone Software implements the TrustZone software API which has been defined together with leading industry stakeholders. Partners are invited to join in the further development of the. The Specification is available as a free, public and open standard for the promotion of interoperable security standards and can be found at http://www.arm.com/trustzone.

The TrustZone Hardware extensions are present in the ARM1176JZ-S™ processor as well as the award-winning Cortex™-A8 processor. ARM also developed a complete solution around the framework including models, software development tools and system-level hardware IP. For more information, visit http://www.arm.com/trustzone.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and TrustZone are registered trademarks of ARM Limited. ARM1176JZ-S and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Molly Taylor	Michelle Spencer
Text 100	ARM
+1 415 593 8454	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Item 5

14 February 2006

Beep Science Announces New Consumer Mobile DRM Applications Based on ARM TrustZoneTechnology

OSLO, NORWAY AND CAMBRIDGE, UK – Feb. 14, 2006– Beep Science, a leading provider of mobile Digital Rights Management (DRM) software,and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced at the 3GSM World Congress, Barcelona, the availability of an Open Mobile Alliance (OMA) v2-compliant DRM solution based on the ARM® TrustZone® Software framework and API. The TrustZone Software API provides a common framework for secure application developers, reducing porting costs and enabling greater compatibility across multiple platforms.

By integrating the Beep Science OMA DRM Agent, mobile operators, service and content providers can protect their content property rights while ensuring high-quality downloaded content continues to drive revenue and profits. The ARM TrustZone technology is specifically targeted at securing a range of embedded and consumer products such as mobile phones, PDAs, set-top boxes including those running open Operating Systems (OS), such as Linux, Symbian OS and Windows CE. It contributes towards a reliable implementation of security critical applications and services such as network virus protection, VPNs and DRM. The TrustZone software framework provides application developers, OEMs and service providers with a robust and open security framework that facilitates interoperability and enables them to leverage their software investment in multiple market areas.

“Strong content protection technology enables high-quality content rights to be secured and ensures that digital content can be shared freely and securely across mobile phones, PCs and other consumer electronics,” says Markku Mehtala, vice president of business development at Beep Science. “By enhancing our mobile DRM solution with ARM TrustZone technology, we can enable device manufacturers and operators to deliver rich mobile media content in all forms of devices that consumers expect.”

“The OMA DRM standard is paving the way for a seamless DRM-enabled digital content ecosystem across consumer devices,” said Lance Howarth, general manager, Embedded Software, ARM. “The ARM TrustZone Software greatly increases the robustness of DRM solutions and, together with Beep Science, we can enable the delivery of highly secure and advanced digital products based on TrustZone technology-enabled processors.”

Availability
TrustZone software is available for licensing from ARM. TrustZone software implements the TrustZone software API which has been defined together with leading industry stakeholders. Partners are invited to join in the further development of the API. The Specification is available as a free, public and open standard for the promotion of interoperable security standards; information on which can be found at http://www.arm.com/trustzone

The TrustZone Hardware extensions are present in the ARM1176JZ-S™ processor as well as the award-winning Cortex™-A8 processor. ARM also developed a complete solution around the framework including models, software development tools and system-level hardware IP. For more information, visit http://www.arm.com/trustzone.

About Beep Science AS
Beep Science AS is a leading provider of Mobile Digital Rights Management software solutions. Founded in 2000, the company represents one of the largest specialist resource centers into mobile DRM technology. Beep Science has its head offices in Oslo, Norway, and has Research & Development site in Szeged, Hungary. Beep Science operates in Europe, Asia and America. Beep Science is an independent software vendor providing client and server side DRM software products based on open industry standard from Open Mobile Alliance. The company’s DRM vision is to support any content format, media player, operating system, device, network and content delivery platform with state of the art open standard DRM technology for both the client and server side. Beep Science has partnerships with leading technology providers and infrastructure vendors, and co-operates with leading software integrators and solutions providers in customer projects for end-to-end solutions. Beep Science has world-class brands in the Media and Telecom Industry as customers. For further information, please visit: www.beepscience.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and TrustZone are registered trademarks of ARM Limited. ARM1176JZ-S and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Molly Taylor	Michelle Spencer
Text 100	ARM
+1 415 593 8454	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Beep Science press contact:

Sissel Henriette Larsen
+47 932 88 888
sissel@beepscience.com

Item 6

15 February 2006

Haier IC Standardizes on ARM Artisan Physical IP for Consumer Electronics Applications

BEIJING, CHINA AND CAMBRIDGE, UK - Feb. 15, 2006 –Haier (Beijing) IC Design Co., Ltd. (Haier IC), a renowned Chinese IC design house, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Haier IC is standardizing on ARM® Artisan® MetroTM physical IP for the development of low-power, high-performance integrated circuit (IC) designs. Haier IC will incorporate the physical IP into consumer electronics designs, which will be available in the second half of 2006.

In order to meet the growing demands of the consumer electronics market, an increasing number of fabless, Chinese design companies are striving to develop new ICs that meet their customers’ requirements for increased functionality and performance, while lowering costs. As the industry’s first comprehensive physical IP solution designed specifically for performance-oriented portable devices, the ARM Metro physical IP provides the ideal platform for design engineers working towards this goal. The Metro products are optimized for high density and low power; this enables smaller die sizes leading to lower costs.

“The ARM Metro physical IP meets our production requirements to develop smaller die sizes, low power and high performance in digital TV core chips and consumer chips,” said Mr. Yanchun Yang, vice general manager of Haier IC. “ARM’s Metro physical IP was, therefore, an easy choice as it enables us to increase our customers’ competitive advantage, helping them meet the evolving demands of the consumer electronics market.”

“The acquisition of Artisan at the end of 2004 enabled us to expand our expertise in the CPU arena, using the industry-leading standard cell libraries, memories and PHYs to offer our Partners a comprehensive solution,” said Dr. Jun Tan, president of ARM China. “ARM is committed to providing our Chinese Partners, such as Haier IC, with a range of products that will enable them to improve design capabilities, and exceed market requirements.”

The ARM Metro physical IP is based on a series of new circuit design innovations that significantly reduce power consumption while enhancing density and yield: one-fifth the power, a twenty percent reduction in area and improved production yield. The standard cell libraries and memory compilers take advantage of new processes, circuit design, voltage scaling, and power-aware EDA and chip-level design techniques to deliver solutions that enable designers to meet the growing demand for performance-oriented, low-power ICs.

About Haier (Beijing) IC Design Co., Ltd.
Haier (Beijing) IC Design Company is a business of new advanced technology invested in and established by the Haier Group. It has in-depth knowledge and experience in Set-Top Box and Digital TV, and is dedicated to developing its core chips and solutions. Haier (Beijing) IC Design has completed the HiPatriot series MPEG-2 decoding chips, demodulating chips and solutions for DVB-S, DVB-C and DVB-T. It provides not only the best chips, but also the best system solutions and services to help its customers be successful. More information on Haier IC is available athttp://www.haier-ic.com/english/profile/index.html.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Metro is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0740	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 7

20 February 2006

ARM Licenses 1176JZF-S Processor To NEC Electronics

CAMBRIDGE, UK – Feb. 20, 2006 –ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that NEC Electronics, a global leader in system LSI solutions, is the latest ARM® Partner to license the ARM1176JZF-S™ processor, CoreSight™ technology and the PrimeCell® Level-2 Cache Controller for integration into advanced mobile devices. The licensing agreement will enable NEC Electronics to strengthen audio security features for its mobile devices, as well as deliver a system LSI for high-end mobile phones, such as TV phones, requiring video processing capabilities. Moreover, NEC Electronics will be able to develop SoC without encountering bus bottlenecks as the ARM1176JZF-S processor and Level-2 Cache Controller are compliant with ARM AMBA® 3 AXI™ technology.

The ARM1176JZF-S processor is optimized for 3D graphics through its integrated, floating-point processor, which enables the running of smooth, graphically-rich applications on mobile devices. The processor supports ARM Intelligent Energy Manager (IEM™) technology which, when used with the company’s Artisan® low-power library, can reduce processor energy consumption by up to 60 percent. This enables the ARM1176JZF-S processor to run rich and demanding applications without latency or battery life penalties.

“In applications for mobile devices, LSI solutions with low power consumption enabling longer air time are absolutely critical,” said Masakazu Yamashina, general manager, Mobile Systems Division, Third Systems Operations Unit, NEC Electronics. “The ARM1176JZF-S processor is ideal for users in search of a processor that delivers low power consumption and enables easy development of audio security functionality. By licensing this technology, we will be able to deliver a solution to mobile handset manufacturers who are looking to deliver products offering these features.”

“The growing demands of consumers, coupled with the continual advancement of mobile applications, has led global leaders like NEC Electronics to seek solutions capable of delivering rich and dynamic performance at low power,” said Takafumi Nishijima, president, ARMKK. “The ARM1176JZF-S processor, which is proving increasingly popular with the wireless community, delivers the power needed to run tomorrow’s applications, while incorporating intuitive peripherals for effective power management and debug. This license agreement demonstrates that next-generation ARM technologies continue to proliferate in the market.”

Using ARM Jazelle® technology, the ARM1176JZF-S processor is optimized for efficient embedded Java execution; essential when running mobile applications. In addition, the ARM PrimeCell Level-2 Cache Controller solution incorporates TrustZone® technology, delivering a portable security solution compatible with different operating systems - the ideal platform for mobile devices such as smartphones. Furthermore, CoreSight technology, which provides a complete debug and trace solution for system-on-chip (SoC) platforms, will enable NEC Electronics to accelerate the time-to-market of complex SoC designs. The ARM1176JZF-S processor is compatible with the RealView® Developer Suite solution, a member of the RealView DEVELOP family of tools, which reduces the time-to-market for embedded electronics designers.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA, Jazelle, TrustZone, RealView and PrimeCell are registered trademarks of ARM Limited. ARM11, ARM1176JZF-S, IEM,AXI and CoreSight are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM Physical IP, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Michelle Spencer
Text 100	ARM
+44 208 846 0727	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 8

21 February 2006

National Semiconductor and ARM Release Next-Generation PowerWise Interface Open-Standard Specification

New PWI 2.0 Specification provides enhanced two-wire power management interconnect for feature-rich, multi-domain SoCs

SANTA CLARA, Calif. AND CAMBRIDGE, UK – Feb. 21, 2006 – National Semiconductor Corporation (NYSE:NSM), and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced the availability of the second-generation PowerWise™ interface (PWI) specification, which provides enhanced power management interconnect capability to feature-rich, multi-domain system-on-chips (SoCs) in battery-powered, handheld electronic devices. As an extension of PWI 1.0, PWI 2.0 adds multi-domain capability to address emerging needs of highly integrated SoCs.

To extend battery life in handhelds with increased functionality, device manufacturers require advanced power management techniques to dynamically optimize the power consumption of each individual function inside a feature-rich SoC. To enable system designers to efficiently implement such complex designs while maintaining low pin-count, National Semiconductor and ARM, in collaboration with adopters such as Matsushita Electric Industrial, Philips Semiconductor, Samsung Electronics and ST Microelectronics, developed the second-generation PowerWise interface specification.

“The PWI 2.0 specification is a significant approach to enable power control efficiencies required for rich multimedia applications with tight power budgets,” said Timo Komulainen, director of Mobile Solutions, Semiconductor Business at Samsung Electronics. “This technology standard will support power-efficient features and key characteristics in the mobile-centric IT industry.”

The PWI specification enables rapid deployment of advanced power management solutions in battery-powered handheld electronic devices by providing an open, industry-wide standard for the interconnect between digital SoCs and power management integrated circuits (PMICs). Since the release of the first-generation specification two years ago, the complexity of digital SoC architectures has increased significantly as more and more functionality is embedded into battery-powered devices such as mobile phones, handheld gaming consoles and portable media players.

“The PWI 2.0 standard enables simple two-wire implementation of advanced power management technologies such as adaptive voltage scaling and back-biasing in multi-domain architectures,” said Ravindra Ambatipudi, director of Advanced Power Products, National Semiconductor. “PWI 2.0 technology enables device manufacturers to offer new processor-intensive features such as digital multimedia processing and broadcasting with improved battery life while maintaining supply-chain flexibility.”

“The PWI 2.0 specification is built upon some of the solid foundations found in the field-proven PWI 1.0 technology. The lessons learned, along with valuable input from leading suppliers in the mobile and consumer industries, have directly resulted in the development of PWI 2.0 technology. This reflects the continued collaboration between ARM and National Semiconductor to be at the forefront of low-power technology design,” said Kevin McIntyre, product manager for Power Management Solutions, ARM. “Power management complexity in battery-operated systems is rapidly increasing. The evolution of the PWI standard is important because it accelerates deployment of innovative power management technologies and solutions.”

About the PowerWise Interface Specification
Introduced in October 2003, the PowerWise interface specification defines a two-wire serial bus connecting SoCs with PMICs. The interface is specifically defined to provide master-to-slave communication, which is optimized for control of a voltage regulation system that enables system designers to dynamically adjust the supply and back-bias voltages on digital processors.

The PWI specification defines the required functionality in the PWI-slave; the operating states, the physical interface, the register set, the command set and the data communication protocol for messaging between the PWI-master(s) and the PWI-slave(s). The PWI command set includes PMIC operating state control, register read, register write and voltage adjust commands. The specification also provides a provision for user-defined registers in the PWI-slave.

The PWI 2.0 specification maintains the low-power, low-latency, high-bandwidth capabilities of the PWI 1.0 specification, while providing flexibility with an increased PMIC register addressing space, expanded command set and provisions for a multi-point bus with two masters and up to 16 logical PMIC slave connections on one or more PMIC devices.

Cost and Availability
Available now, the PWI 2.0 specification is royalty- and license-free. To adopt the specification, download and submit the agreement here www.pwistandard.org.

The PWI 2.0 specification-compliant, on-chip power controller intellectual property (IP) will be available from National and ARM for licensing and delivery in the second quarter of 2006. The IP complements ARM® Intelligent Energy Manager™ technology, which includes ARM Artisan® Physical IP, AMBA®3 AXI™ interconnect, IEM software and hardware.

National Semiconductor will launch PWI 2.0 specification-compliant external power management integrated circuits in the second half of 2006.

About National Semiconductor
National Semiconductor, the industry's premier analog company, creates high-value analog devices and subsystems. National's leading-edge products include power management circuits, display drivers, audio and operational amplifiers, communication interface products and data conversion solutions. National's key markets include wireless handsets, displays and a variety of broad electronics markets, including medical, automotive, industrial, and test and measurement applications. Headquartered in Santa Clara, California, National reported sales of $1.91 billion for fiscal 2005, which ended May 29, 2005. Additional company and product information is available at www.national.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide at total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

###

ARM and AMBA are registered trademarks of ARM Limited. Intelligent Energy Manager and AXI are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

National Semiconductor is a registered trademark and PowerWise is a trademark of National Semiconductor Corporation.

Media Contacts

National Semiconductor	ARM
Gayle Bullock	Michelle Spencer
(408) 721-2033	+44 1628 427780
gayle.bullock@nsc.com	michelle.spencer@arm.com

Item 9

23 February 2006

Samsung Offers ARM Physical IP To Support 65 Nanometer Low-Power Common Platform Enablement

SEOUL, KOREA AND CAMBRIDGE, UK – Feb. 23, 2006 - Samsung Electronics Co., Ltd., a leader in advanced semiconductor technology and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced that Samsung is offering ARM® Metro™ low-power products, part of its Artisan® family of physical IP, for 65-nanometer (nm) low-power process that is a part of the Common Platform enablement. The Common Platform is both leading-edge process technology and design enablement that can be leveraged for multi-sourcing flexibility by customers of IBM, Chartered and Samsung. The announcement enhances Samsung’s extensive ASIC and strategic foundry businesses by enabling leading-edge design and manufacturing solutions, and broadens the ecosystem development efforts between IBM, Chartered, and Samsung on 65nm process technology.

ARM Metro IP includes standard cells, I/Os and multiple memory compilers that are optimized for low-power SoC designs. The Metro IP includes ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. Additionally, the ARM physical IP incorporates the combined expertise of ARM, IBM, Chartered and Samsung in addressing the complexities of power management and design for manufacturability. Complete set of ARM physical IP products are expected to be available in March, 2006 for download from ARM’s web site, free of charge, to customers in the 65nm process.

“Through our continued strong relationship with ARM, we can now offer our ASIC and foundry customers a proven low-power IP solution to meet their design requirements,” said Dr. Ben Suh, vice president of ASIC/Foundry Business Development, System LSI division, Samsung Electronics. “Additionally, our agreement with ARM supports the strategy that we have in place with IBM and Chartered to provide customers with advanced design solutions and manufacturing flexibility.”

“Not only is Samsung one of the top global semiconductor companies, they are also a key ARM processor licensee,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “Extending our relationship with Samsung to include physical IP enables complete IP solutions addressing the challenges of implementing complex systems in silicon at 65nm.”

Forward-Looking Statements
This press release contains forward-looking statements, including, without limitation, features and performance of the ARM products, part of its family of Artisan physical IP, for the 65-nanometer process technology available to customers of Samsung Electronics Co., Ltd., IBM, Chartered Semiconductor Manufacturing and statements regarding the impact or benefit of such products. These statements are subject to various risks and uncertainties, including, but not limited to, technical or other difficulties that affect the performance of such products and market acceptance of such 65-nanometer physical IP products. More information about potential factors that could affect ARM's business and financial results is included in ARM's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov.

About Samsung Electronics
Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2005 parent company sales of US$56.7 billion and net income of US$7.5 billion. Employing approximately 128,000 people in over 90 offices in 51 countries, the company consists of five main business units: Digital Appliance Business, Digital Media Business, LCD Business, Semiconductor Business and Telecommunication Network Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones, and TFT-LCDs. For more information, please visit www.samsung.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM's comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

.
-ENDS-

ARM is a registered trademark of ARM Limited. Metro is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Molly Taylor	Michelle Spencer
Text 100	ARM
+1 415 593 8454	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com

Item 10

23 February 2006

Renesas Technology Selects ARM11 MPCore Technology

New agreement further proliferates ARM technology in the consumer entertainment market

TOKYO, JAPAN AND CAMBRIDGE, UK – Feb. 23, 2006 – Renesas Technology Corp., a designer and manufacturer of highly-integrated semiconductor system solutions for automotive, mobile and PC/AV markets, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Renesas has licensed the ARM11™ MPCore™ multiprocessor, enabling the company to produce and sell Large Scale Integrated (LSI) semiconductor solutions incorporating the ARM® processor.

As computing moves into an era of ubiquitous networks, superior processing power is becoming critical for driving new features in PCs, digital electronics, and mobile telephones. However, as improved performance requires greater processing speeds, processors have a tendency to exceed power-consumption tolerances. One solution currently gaining ground is the multi-core chip architecture, in which multiple CPU cores are mounted on a single chip. By licensing the ARM11 MPCore processor, Renesas can significantly expand its SoC core line-up.

“In its bid to create innovative, comprehensive solutions, Renesas Technology has been developing buses and memory architectures that deliver high-speed data transmission and memory, as well as software and middleware that drive these systems’ performance, based on CPU cores and IP systems,” said Hideo Inayoshi, senior vice president and executive general manager of Renesas Technology’s Systems Solution Business Group. “While Renesas Technology already offers powerful SuperH™ CPU cores, in response to our customers’ requests for a broader product range we are complementing our products with ARM’s proven line of processors. Our partnership with ARM gives us an optimal solution, enabling us to provide a wide range of CPUs from both Renesas Technology and other manufacturers.”

“The choice by Renesas Technology, a world leader in technology, to license the ARM11 MPCore symmetrical multiprocessor further proliferates the adoption of ARM’s industry-leading technology,” said Takafumi Nishijima, president of ARM K.K. “The MPCore processor is clearly an outstanding solution for the growing consumer device market, as well as other markets that require multimedia processing and simultaneous operation of multiple applications. This licensing agreement will play a key role in accelerating adoption of ARM processor technology in Japan and throughout the world.”

Renesas Technology previously licensed the ARM946E-S™ processor and the ARM1136JF-S™ processor. As part of Renesas’ multicore strategy, the present licensing agreement forms part of Renesas Technology’s bid to broaden its product portfolio in addition to its own CPU core processors and offer customers greater choice.

The ARM11 MPCore processor’s open architecture is a proven solution. Its solid development environment, including test chips and an evaluation board, enables developers to create robust system solutions quickly. Renesas plans to roll out its first products using the ARM11 MPCore processor in 2008, with a primary focus on digital home electronics and office-automation systems.

As multicore architectures assume ever-increasing importance in a fast-changing market, ARM and Renesas Technology view their partnership as a key to their success. Renesas Technology’s leadership in advanced SoC marketing, development, and mass production is ideal for ARM’s advanced CPU core technologies. This forms a solid basis for the companies’ collaboration in the development of pioneering semiconductor products.

About Renesas Technology Corp.
Renesas Technology Corp. is one of the world’s leading semiconductor system solutions providers for mobile, automotive and PC/AV (Audio Visual) markets and the world’s No.1 supplier of microcontrollers. It is also a leading provider of LCD Driver ICs, Smart Card microcontrollers, RF-ICs, High Power Amplifiers, Mixed Signal ICs, System-on-Chip (SoC), System-in-Package (SiP) and more. Established in 2003 as a joint venture between Hitachi, Ltd. (TSE:6501, NYSE:HIT) and Mitsubishi Electric Corporation (TSE:6503), Renesas Technology achieved consolidated revenue of 1002.4 billion JPY in FY2004 (end of March 2005). Renesas Technology is based in Tokyo, Japan and has a global network of manufacturing, design and sales operations in around 20 countries with about 26,000 employees worldwide. For further information, please visit http://www.renesas.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademark of ARM Limited. ARM946E-S, ARM1136JF-S, ARM11 and MPCore are trademarks of ARM Limited. SuperH is a trademark of Renesas Technology. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

<ARM>

ARM PRESS OFFICE: +44 208 996 4141

Molly Taylor	Michelle Spencer
Text 100	ARM
+415 593 8454	+44 1628 427780
mollyt@text100.com	michelle.spencer@arm.com

<Renesas Technology>

Japan:
Motokazu Isozaki
Renesas Technology Corp.
isozaki.motokazu@renesas.com
+81-3-6250-5555

Europe:
Jonathan Colbourne
Renesas Technology Europe Ltd.
jonathan.colbourne@renesas.com
+44-1628-585163

China:
Carrie Yu
Renesas Technology China Co.,Ltd.
carrie.yu@renesas.com
+86- 21-5466-2121 (#111)

Taiwan:
Sarah Hu
Renesas Technology Taiwan Ltd.
sarah.hu@renesas.com
+886-2-2715-2888(#391)

U.S.:
Akiko Ishiyama
Renesas Technology America Inc.
akiko.ishiyama@renesas.com
+1-408-382-7407

Singapore: Honey Ong
Renesas Technology Singapore Pte.Ltd.
ong.honey@renesas.com
+65-6213-0227

Hong Kong:
Silkie Lau
Renesas Technology Hong Kong Ltd.
silkie.lau@renesas.com
+852-2265-6611

Korea:
Jin-Hyoung, Kim
Renesas Technology Korea Co.,Ltd.
kim.jinhyoung@renesas.com
+82-2-799-0326

Item 11

27 February 2006

ARM Offers Advantage Physical IP Support For IBM, Chartered And Samsung Common Platform On 65-Nanometer Generic Process

CAMBRIDGE, UK– February 27, 2006 - ARM (LSE:ARM); (Nasdaq:ARMHY) today announced it is collaborating with IBM, Chartered Semiconductor Manufacturing, and Samsung Electronics Co., Ltd. to offer the ARM® Advantage™ products, part of its Artisan® family of physical IP, on the 65-nanometer (nm) generic process for the Common Platform. The agreement furthers the companies’ commitment to enable multi-sourcing strategies and enhanced design portability for customers of the three manufacturing leaders. It extends the design enablement support from ARM offered for the Common Platform, building on the initial availability of physical IP for the 90nm process with IBM and Chartered. The low-power ARM Metro™ products, part of its Artisan family of physical IP, for IBM, Chartered and Samsung at the 65nm low-power process was announced last year.

“The Common Platform model has proven to be an attractive choice for many customers who want not only leading-edge manufacturing capacity, but also a low-risk, flexible approach to managing their sourcing strategies. Adding this IP support from ARM makes the common 65nm process that much more accessible across all three companies, and provides a broader range of options for our mutual customers,” said Steve Longoria, vice president, Semiconductor Technology Platform for IBM Systems & Technology Group.

ARM Advantage IP provides high-speed, low-power performance to meet a wide range of applications in consumer, communications and networking markets. The Advantage and AdvantageHS standard cells include power management kits that are characterized for multiple transistor threshold voltages. Five Advantage memory compilers are offered with advanced power saving features. The I/O products include multiple configurations supporting 1.8, 2.5 and 3.3 volt systems. The suite of products is characterized for timing and power over an extended range of voltages, enabling designers to perform accurate pre-tapeout simulation of multi-voltage designs.

The Advantage IP includes ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. Additionally, the IP incorporates the combined expertise of ARM, IBM, Chartered and Samsung in addressing the complexities of design for manufacturability of advanced 65nm technology. Complete set of ARM physical IP products are expected to be available second quarter of 2006 for download from ARM’s website, free of charge, to customers in the 65nm process.

“The Common Platform is addressing designers’ requirements for faster transitions to 65nm, but with the flexibility and risk reduction of an optimized manufacturing process that is supported by multiple foundries simultaneously,” said Kevin Meyer, vice president of worldwide marketing and platform alliances at Chartered. “Extending the ARM Advantage products to the IP portfolio that supports our joint 65nm processes helps position the Common Platform as a very compelling choice for early adopters as they design their next-generation, cutting-edge products.”

“Today’s system-on-chip (SoC) design or IP-based ASIC design requires access to a selection of highly qualified IP that is silicon-proven and easy to integrate,” said Dr. Ben Suh, vice president of ASIC/Foundry Business Development, System LSI division, Samsung Electronics. “Samsung is pleased to provide proven ARM Advantage physical IP supported by the Common Platform at 65nm that will give customers chip design-to-manufacturing solutions that meet their business objectives.”

“The addition of the ARM Advantage products in the 65nm generic process significantly expands the choices customers have for their 65nm design,” said Neal Carney, vice president of Marketing, Physical IP, ARM. “SoC designers across the industry will have access to a suite of comprehensive IP and process technologies that address low-power and performance requirements that will differentiate their end products.”

Forward-Looking Statements
This press release contains forward-looking statements, including, without limitation, features and performance of the ARM products, part of its family of Artisan physical IP, for the IBM, Chartered Semiconductor Manufacturing and Samsung Electronics Co., Ltd. 65-nanometer process and statements regarding the impact or benefit of such products. These statements are subject to various risks and uncertainties, including, but not limited to, technical or other difficulties that affect the performance of such products and market acceptance of such 65-nanometer physical IP products. More information about potential factors that could affect ARM's business and financial results is included in ARM's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and

Results of Operations," which is on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Advantage and Metro are trademarks of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Molly Taylor	Michelle Spencer
Text 100	ARM
+1 415 593 8454	+44 1628 427780
naarm@text100.com	michelle.spencer@arm.com